Mail Stop 3561

August 10, 2007

Ira Lyons
President
Hydrogen Hybrid Technologies, Inc.
1845 Sandstone Manor, Unit 11
Pickering, A6 L1W 3X9

> **Re:** **Hydrogen Hybrid Technologies, Inc.**
> **Form 10-QSB for the Quarter Ended**
> **March 31, 2007**
> **Filed May 22, 2007**
> **File No. 333-76242**
> **Form 8-K**
> **Filed April 4, 2007**
> **File No. 333-76242**

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarter Ended March 31, 2007

General

1. Considering the significant amount of transactions that have occurred, please revise
    to include an interim statement of stockholders' equity (deficit).

Statements of Operations, page 5

2. Based on your disclosure on page 6, it appears that you are reporting other
    comprehensive income related to your foreign currency translation adjustment.
    Please revise your statement of operations to disclose other comprehensive income
    and its elements in accordance with the guidance in paragraphs 22 – 25 and Appendix
    A of SFAS No. 130.

Notes to Financial Statements

Note 1. Basis of Presentation, page 7

3. We note your disclosure in Note 2(i) of Hydrogen Hybrid Technologies, Inc.'s
    financial statements, included in Form 8-K filed April 4, 2007, that you are a foreign
    private issuer. Please note that you no longer have this status subsequent to your
    reverse acquisition with an entity incorporated in Nevada (i.e. Eaton Laboratories,
    Inc.). Please revise your financial statements to be presented in accordance with U.S.
    generally accepted accounting principles.

4. Please revise your disclosure to discuss the terms of the merger between Eaton
    Laboratories, Inc. and Hydrogen Hybrid Technologies, Inc., the consideration
    exchanged, and the method of accounting for the transaction.

Note 3. Distribution Rights, page 8

5. We note you have recorded $4,254,100 as an asset related to the distribution
    agreement entered into with a related party. Please provide a detailed discussion of
    how this transaction was accounted and cite the specific authoritative literature
    utilized to support your accounting treatment.

Note 6. Subsequent Events, page 8

6. We note that, at closing, all of the operations of Eaton Laboratories, Inc. will be
    transferred to its subsidiary, Basic Services, Inc., which will be spun off immediately
    after the closing. Please provide a detailed discussion of how this transaction was

accounted for and cite the specific authoritative literature utilized to support your accounting treatment.

Item 3. Controls and Procedures, page 16

7. We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component. Please revise.

Section 302 Certifications, Exhibit 31.1 and Exhibit 31.2

8. Please revise paragraph 4c of your section 302 certifications to exclude the statement "the registrant's fourth fiscal quarter in the case of a quarterly report."

Form 8-K Filed April 4, 2007

General

9. Please file an Item 5.03(b) Form 8-K disclosing the change in fiscal year end from December 31 to September 30.

Hydrogen Hybrid Technologies Financial Statements, Exhibit 99.2

Report of Independent Registered Public Accounting Firm, F-1a

10. Please revise to file a report of your independent registered public accounting firm that covers the financial statements included in your filing. The audit report should reference the statement of operations and the statement of cash flows for the period from inception, January 13, 2005, to September 30, 2006 (i.e. "Cumulative Since Inception").

Statement of Operations, F-3a

11. It appears based on your disclosure on F-4a that you are reporting other comprehensive income related to the foreign currency translation adjustment. Please revise the statement of operations to disclose other comprehensive income and its elements in accordance with the guidance in paragraphs 22 – 25 and Appendix A of SFAS No. 130.

Notes to Financial Statements

Note 5. Distribution Rights, F-9a

12. We note your disclosure that an independent third party valuator was utilized to determine the value of the distribution agreement. Please revise to name the expert who performed the independent valuation, and file the consent of the expert as an exhibit. Alternatively, you may elect to revise your disclosures to eliminate all references to the use of experts and/or independent valuations.

Unaudited Pro Forma Financial Information, Exhibit 99.4

13. We have read your disclosure regarding the merger (recapitalization) with Hydrogen Hybrid Technologies, Inc. in March 2007. Please note that in a recapitalization the assets and liabilities of both Eaton Laboratories, Inc. and Hydrogen Hybrid Technologies, Inc. should be combined at their net book value. The accumulated deficit of Hydrogen Hybrid Technologies, Inc. should be brought forward, and the accumulated deficit of Eaton Laboratories, Inc. should be eliminated. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock prior to the merger of Hydrogen Hybrid Technologies, Inc. plus the amount representing the par value of the shares issued to effect the merger. The weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger. All eliminating adjustments should be made through additional paid-in capital. Please revise.

Other Regulatory

14. In a transaction accounted for as a reverse acquisition, a change in accountants occurs unless one accountant audited the financial statements of both parties to the merger. The accountant who is no longer associated with the continuing entity is considered the predecessor accountant. Considering different accountants audited the financial statements of Eaton Laboratories, Inc. and Hydrogen Hybrid Technologies, Inc., please file an Item 4.01 Form 8-K immediately to report this event. For guidance, see Item 304 of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies